Rally Software Development Corp.

3333 Walnut Street

Boulder, CO  80301

(303) 565-2800

April 9, 2013

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mark P. Shuman

Edwin Kim

Re:                             Rally Software Development Corp.

Registration Statement on Form S-1

Filed: March 11, 2013

File No. 333-187173

Ladies and Gentlemen:

Rally Software Development Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 2:00 p.m. Eastern Time on Thursday, April 11, 2013, or as soon thereafter as is practicable.  The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RALLY SOFTWARE DEVELOPMENT CORP.

By:	/s/ Timothy A. Miller
Timothy A. Miller
President and Chief Executive Officer

cc:	John T. McKenna, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

Deutsche Bank Securities Inc.

Piper Jaffray & Co.

c/o Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

c/o Piper Jaffray & Co.

800 Nicollet Mall, Suite #800
Minneapolis, MN 55402

April 9, 2013

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mark P. Shuman

Edwin Kim

Re:                             Rally Software Development Corp.

Registration Statement on Form S-1

Filed: March 11, 2013

File No. 333-187173

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Rally Software Development Corp. (the “Registrant”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 PM Eastern Time on Thursday, April 11, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Registrant’s preliminary prospectus dated April 2, 2013:

(i)                                     Dates of Distribution: April 2, 2013 through the date hereof

(ii)                                  Number of prospective underwriters to whom the preliminary prospectus was furnished: 5

(iii)                               Number of prospectuses furnished to investors: approximately 1,457

(iv)                              Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: approximately 285

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page to Follow]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
PIPER JAFFRAY & CO.

Acting severally on behalf of themselves and the several Underwriters named in Schedule I to the Underwriting Agreement

By:	Deutsche Bank Securities Inc.

By:	/s/ Emmanuel De Sousa
	Name:	Emmanuel De Sousa
	Title:	Managing Director

By:	/s/ Stephen Pettigrew
	Name:	Stephen Pettigrew
	Title:	Managing Director

By:	Piper Jaffray & Co.

By:	/s/ James M. Martin
	Name:	James M. Martin
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]